SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

DISCOVERY ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Steven Webster c/o Avista Capital Partners 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 (713) 328-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2017

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25470P 102	Schedule 13D	Page 2 of 6

1	name of reporting person DEC Funding LLC
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 153,898,995
	9	sole dispositive power 0
	10	shared dispositive power 153,898,995
11	aggregate amount beneficially owned by each reporting person 153,898,995
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 52.1%
14	type or report person OO – limited liability company

CUSIP 25470P 102	Schedule 13D	Page 3 of 6

1	name of reporting person Steven Webster
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting	7	sole voting power 2,600,000
person with	8	shared voting power 153,898,995
	9	sole dispositive power 2,600,000
	10	shared dispositive power 153,898,995
11	aggregate amount beneficially owned by each reporting person 156,498,995
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 52.9%
14	type or report person IN

CUSIP 25470P 102	Schedule 13D	Page 4 of 6

Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on June 6, 2016, as amended by Amendment No. 1 filed on January 9, 2017 and Amendment No. 2 filed on February 17, 2017 (collectively, the “Original Statement”) on behalf of DEC Funding LLC, a Texas limited liability company, and Steven Webster, an individual. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of Discovery Energy Corp., par value $0.001 per share (the “Common Stock”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Collectively, the Reporting Persons beneficially own an aggregate of 156,498,995 shares of Common Stock, including shares of Common Stock that the Reporting Persons have the right to acquire in the next 60 days. Of this amount, (i) 24,335,668 shares of Common Stock may be acquired upon conversion of the Original Debenture (as defined under Item 6 of this Statement, and including interest paid or payable in kind through September 30, 2017), (ii) 13,125,000 shares of Common Stock may be acquired on exercise of the Original Warrant (as defined under Item 6 of this Statement), (iii) 1,366,385 shares of Common Stock may be acquired upon conversion of the First Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid or payable in kind through September 30, 2017), (iv) 750,000 shares of Common Stock may be acquired on exercise of the First Supplemental Warrant (as defined under Item 6 of this Statement), (v) 6,565,914 shares of Common Stock may be acquired upon conversion of the Second Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid or payable in kind through September 30, 2017), (vi) 3,750,000 shares of Common Stock may be acquired upon exercise of the Second Supplemental Warrant (as defined under Item 6 of this Statement), (vii) 2,506,027 shares of Common Stock may be acquired upon conversion of the Third Supplemental Debenture (as defined under Item 6 of this Statement, and including interest payable in kind through September 30, 2017), (viii) 1,500,000 shares of Common Stock may be acquired upon the exercise of the Third Supplemental Warrant (as defined under Item 6 of this Statement), (ix) 50,000,000 shares of Common Stock may be acquired upon conversion of Debentures issuable subject to the 2018 Option (as defined under Item 6 of this Statement), (x) 50,000,000 shares of Common Stock may be acquired upon conversion of Debentures issuable subject to the Additional Option (as defined under Item 6 of this Statement), and (xi) 2,600,000 shares of Common Stock are held by Mr. Webster directly, which he acquired for investment purposes in 2012 and 2015. This aggregate amount represents approximately 52.9% of the Issuer’s outstanding common stock, and gives effect to the assumed conversion of the Debentures and Warrants held by DECF and the exercise of both the 2018 Option and the Additional Option, and the conversion of the Debentures issuable under both such options. Percentages are calculated based upon 141,665,396 shares of Common Stock outstanding as of July 14, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q. Because of his position as manager of DECF, Mr. Webster may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DECF. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

CUSIP 25470P 102	Schedule 13D	Page 5 of 6

(b)           The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)           Except as set forth under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On September 19, 2017, the Issuer, DECF and a third party investor entered into a third amendment (the “Third Amendment”) to the Securities Purchase Agreement. Under the terms of the Third Amendment, DECF purchased from the Issuer (i) a Senior Secured Convertible Debenture due May 27, 2021, having an original principal amount of $400,000 (the “Third Supplemental Debenture”), and otherwise having the same terms as the Original Debenture, the First Supplemental Debenture and the Second Supplemental Debenture (each as amended to date) and (ii) a Warrant to purchase up to 1,500,000 shares of the Issuer’s Common Stock at an initial exercise price of $0.20 per share, subject to adjustment (the “Third Supplemental Warrant”), expiring three years from the date of issuance thereof, and otherwise having the same terms as the Original Warrant, the First Supplemental Warrant and the Second Supplemental Warrant. The purchase price paid by DECF for the Third Supplemental Debenture and the Third Supplemental Warrant was $400,000. The Original Debenture, First Supplemental Debenture, Second Supplemental Debenture and Third Supplemental Debenture are together referred to herein as the “Debentures,” and the Original Warrant, First Supplemental Warrant, Second Supplemental Warrant and Third Supplemental Warrant are together referred to herein as the “Warrants.”

In addition, the Third Amendment (a) extended the expiration date of the 2017 Option from September 30, 2017 until January 31, 2018 (as so amended, the “2018 Option”), and (b) extended the expiration date of the Additional Option, which is exercisable following an exercise of the 2018 Option, until the later of (i) the date which is three months after the Issuer certifies to DECF that the Issuer has drilled and completed, or otherwise suspended operations with respect to, the fourth well located in the PEL 512 Area (as defined in the Securities Purchase Agreement), or (ii) July 31, 2018 (previously March 31, 2018).

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 13	Third Amendment dated as of September 19, 2017, to Securities Purchase Agreement dated May 27, 2016, among Discovery Energy Corp., DEC Funding LLC, and Texican Energy Corporation.

CUSIP 25470P 102	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2017

DEC FUNDING LLC

By:	/s/ Steven Webster
Name: Steven Webster
Title: Manager

STEVEN WEBSTER, Individually

/s/ Steven Webster